SCO CAPITAL PARTNERS LLC

September 12, 2007

Board of Directors

Bioenvision, Inc.

345 Park Avenue, 41st Floor

New York, New York 10154

Bioenvision Board Members:

SCO has put forth a plan to increase shareholder value. Despite repeated calls to members of the board of directors and officers, we have not been successful at establishing a dialogue with the Company. We find it inexplicable that Bioenvision’s board of directors and officers do not respond to repeated telephone calls from its largest common shareholder.

Our view of the failed Genzyme tender offer seems to be consistent with approximately 78% of common shareholders: the $5.60 offer is extremely inadequate and the result of a poorly managed and ill-timed sales process. We reiterate, as another shareholder has recently done publicly, that SCO will not vote for the Genzyme transaction at the current offer price. In the alternative, SCO believes that the Bioenvision board of directors should be working on behalf of the common shareholders, like SCO, to maximize value for all shareholders.

SCO anticipates that the shareholders will not approve the merger on October 4, 2007, in an overwhelming majority consistent with the tender offer failure. As such, SCO’s plan for Bioenvision includes the following components:

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SCO to Propose New Slate of Directors: SCO intends to propose a new slate of directors for election at the next annual shareholders meeting. Currently, we anticipate proposing that two SCO representatives (Jeffrey Davis, a former Bioenvision director, and me) will replace Michael Kaufman and Joseph Cooper. If they are willing to serve, we also intend to re-nominate Christopher Wood and Scott Nelson for continuity purposes. In addition, we intend to nominate at least one new independent director. This action with respect to a separate slate of directors will be taken to implement SCO’s previously noted rights to two Bioenvision board seats. SCO takes the position that since it is entitled to two board seats, that all corporate actions taken by the board of directors since the demand for reinstatement may be invalid.

•	Stabilize and Augment Management: For the sake of continuity during the approval process for clofarabine in Adult AML in Europe, SCO believes

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK10019

Telephone: 212-554-4158 Fax: 212-554-4058

Bioenvision should retain key employees while seeking to augment key management positions with qualified clinical, regulatory and business development expertise. We believe that any board action to remove or replace senior management at this time would have a serious negative impact on Bioenvision’s European activities and would negatively impact shareholder value.

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Terminate Genzyme Sub-license to Clofarabine: As mentioned in our last letter, we believe Bioenvision should terminate the Genzyme sub-license to clofarabine. We believe the global rights to clofarabine will enhance the sale process at the right time.

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Seek Exit Through Competitive Auction or Sales Process: In 2008, we believe Bioenvision will be well positioned to engage an independent investment bank to do a well-run process to market the company to possible acquirors. We believe that type of process could lead to an offer price well in excess of $10 per share (particularly with global clofarabine rights), leading to a successful result for all common shareholders including Genzyme.

We look forward to the opportunity to work on, and with, the Bioenvision board of directors and senior management team. However, we will not vote in favor of the Genzyme merger transaction. We believe that the aforementioned framework of a strategic plan will more fully realize the value of Bioenvision and its clofarabine asset for our fellow common shareholders and we encourage patience and perseverance while we strive to achieve this result.

Sincerely,
/s/ Steven H. Rouhandeh
Steven H. Rouhandeh

1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK10019

Telephone: 212-554-4158 Fax: 212-554-4058